UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to_______

Commission file number 001-12696

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLANTRONICS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLANTRONICS, INC.
345 Encinal Street
Santa Cruz, California 95060

PLANTRONICS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2008 and 2007

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule - Schedule of Assets (Held at End of Year)	13

Exhibit Index	16

Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Plantronics, Inc.
401(k) Plan

We have audited the financial statements of the Plantronics, Inc 401(k) Plan (the Plan) as of December 31, 2008 and 2007 and for the years then ended, as listed in the accompanying table of contents.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2009

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007

Assets:
Investments, at fair value	$76,300,925	$98,755,936
Participant loans	1,940,387	1,809,616

Net assets available for benefits, at fair value	78,241,312	100,565,552

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	469,354	478,771

Net assets available for benefits	$78,710,666	$101,044,323

See accompanying notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007

Additions (reductions) to net assets attributed to:
Investment income (loss) :
Dividends and interest	$649,574	$773,030
Net realized and unrealized appreciation (depreciation)
in fair value of investments	(28,631,771)	6,726,626

	(27,982,197)	7,499,656

Contributions:
Participants'	6,318,580	6,723,811
Employer's	3,988,246	3,945,355

	10,306,826	10,669,166

Total additions (reductions)	(17,675,371)	18,168,822

Deductions from net assets attributed to withdrawals,
distributions, and administrative expenses	4,658,286	7,619,636

Total deductions	4,658,286	7,619,636

Net increase (decrease) prior to transfers	(22,333,657)	10,549,186

Transfer of assets to the Plan	-	7,239,013

Net increase (decrease) in net assets	(22,333,657)	17,788,199

Net assets available for benefits:
Beginning of period	101,044,323	83,256,124

End of period	$78,710,666	$101,044,323

See accompanying notes to financial statements

PLANTRONICS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Plantronics, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1968 by Plantronics, Inc. (the “Company”) to provide benefits to eligible employees, as defined in the Plan document.  The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - The Company has appointed an Investment Committee (the “Committee”) to manage the operation and administration of the Plan.  The Company has contracted with Massachusetts Mutual Life Insurance Company (“MassMutual”) to act as the custodian and to process and maintain the records of participant data and with Investors Bank and Trust Company (“IBT”) to act as the Plan trustee.  Substantially all expenses incurred for administering the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Basis of Accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited Accounts - Forfeited nonvested accounts will be used to reduce future employer contributions, pay administrative expenses under the Plan, or restore accounts previously forfeited.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The statements of net assets available for benefits presents the adjustment of certain fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

In 2006, the Plan entered into a benefit-responsive investment contract with MassMutual.  MassMutual maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by MassMutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than four percent.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The Plan’s Stable Value Blend is valued at fair value and consists primarily of an investment in the SF Guaranteed Fund and a money market pooled separate account.

The crediting interest rate on the SF Guaranteed Fund at December 31, 2008 and 2007 was 4%.  The average yield on the SF Guaranteed Fund was 5.1% and 4.8% for the years ended December 31, 2008 and 2007, respectively.

Fair Value Measurements - On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) issues Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements, for financial assets and liabilities.  The Plan does not have any nonfinancial assets or liabilities.  SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements.  (See Note 5)

Income Taxes - The Plan has been amended since receiving its latest favorable determination letter dated December 17, 2008.  The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and Uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock.  Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks.  Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by MassMutual.  Any purchases and sales of these investments are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.  In addition, the Plan holds shares of Company common stock, which also qualify as a party-in-interest investment.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant Contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation up to the amount allowable under the Plan document and current income tax regulations ..  Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.  Contributions withheld are invested in accordance with the participant’s direction.  The Plan has been amended in accordance with the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current income tax regulations.

Effective January 1, 2008, all new eligible employees are automatically enrolled in the Plan.  For participants that do not elect to have the Company contribute their eligible pre-tax compensation, contributions start at a default of 3% on the first payroll after the completion of 45 days of services.  Participants not wanting to participate in the Plan must decline enrollment and change their deferral contribution to 0% before the first payroll following the completion of 45 days of service.  Participants have 90 days from the first contribution date to request withdrawal of contributions and related earnings otherwise the deferrals remain in the Plan until the occurrence of a distributable event.  All contributions are invested in the Fidelity Puritan fund for participants who do not actively choose investment options.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans.  Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer Contributions - The Company makes safe harbor matching contributions as defined in the Plan and as approved by the Board of Directors.  For the years ended December 31, 2008 and 2007, the Company matched $0.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant’s eligible compensation.

The Company also makes safe harbor non-elective contributions as defined in the Plan and as approved by the Board of Directors.  For the years ended December 31, 2008 and 2007, the Company made a contribution equal to 3% of the participant’s eligible compensation.  In addition, the Plan also allows for employer matching contributions and employer discretionary contributions; however, no such contributions have been made for the years ended December 31, 2008 and 2007.

The Plan allows participants to use contributions to purchase discounted company common stock based on a price set by the Board of Directors each year.  The stock is purchased at a 5% to 15% discount, depending on the actual stock price at the time of contribution in relation to the set price for the year.  For the years ended December 31, 2008 and 2007, the discount was approximately $66,000 and $203,000, respectively.

Vesting - Participants are immediately vested in their contributions, the safe harbor matching and employer discretionary contributions, and the employer matching contributions.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contributions.  Allocation of the Company’s contributions is based on eligible participant contributions or compensation, as defined in the Plan.

Payment of Benefits - Upon retirement, death, or termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total vested benefits in a lump sum amount or in annual cash installments, as defined in the Plan.  For participant vested account balances that do not exceed $5,000 but are more than $1,000, the Plan provides for an automatic rollover of the vested account balance to an individual retirement plan, unless the participant elects a direct rollover to an eligible retirement plan or elects to receive a taxable distribution.

Loans to Participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the participant’s vested balance.  Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer.  The specific terms and conditions of such loans are established by the Committee.  Outstanding loans at December 31, 2008 carry interest rates ranging from 4.25% to 11.5% and mature between 2009 and 2028.

NOTE 4 - INVESTMENTS

The number of shares of Plantronics, Inc. common stock in the Plantronics Stock Fund (the “Fund”) was 320,609 as of December 31, 2008 and 281,977 as of December 31, 2007.  The Fund is largely composed of Plantronics, Inc. common stock, purchased on the open market, with a fair value of approximately $4,232,000 and $7,331,000 at December 31, 2008 and 2007, respectively.  The Fund assigns units of participation to those participants with account balances in the Fund.  The total number of units in the Fund was 488,935 and 431,648 at December 31, 2008 and 2007, respectively, and the net unit value was $8.66 and $16.98 at December 31, 2008 and December 31, 2007, respectively.

The following table presents the fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007:

	December 31,
	2008		2007

Babson Capital Premier Money Market Fund	$16,948,386		$6,958,395
SF Guaranteed Fund	8,209,531		11,052,327
PIMCO Total Return Fund	8,201,848		5,073,455
Fidelity Contrafund	5,829,798		10,814,261
Select Indexed Equity Fund	5,809,366		10,363,233
OFI Premier Global	3,897,582	*	7,903,052
Davis New York Venture Fund	3,985,825		7,305,830
American Funds Growth Fund of America (R3)	-		6,217,326
AllianceBernstein International Growth Fund	2,432,491	*	5,825,287
Plantronics, Inc. Common Stock	4,232,039		7,331,414
Other funds individually less than 5% of net assets	18,694,446		21,720,972

Net assets available for benefits, at fair value	78,241,312		100,565,552

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	469,354		478,771

Assets held for investment purposes at contract value	$78,710,666		$101,044,323

*  Investment is less than 5% of the Plan’s net assets available for benefits as of December 31, 2008.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2008	2007

Company common stock	$(3,726,615)	$1,374,296
Mutual funds	(7,498,183)	842,364
Pooled separate accounts	(17,406,973)	4,509,966

	$(28,631,771)	$6,726,626

NOTE 5 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) issues Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements, for financial assets and liabilities.  The Plan does not have any nonfinancial assets or liabilities.  SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and the risk of nonperformance.

SFAS No. 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted priced in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Mutual funds	$-	$13,832,306	$-	$13,832,306
Company common stock	-	4,232,039	-	4,232,039
Pooled separate accounts	-	50,027,049	-	50,027,049
Guaranteed investment contract	-	-	8,209,531	8,209,531
Participants loans	-	-	1,940,387	1,940,387

Total investments measured at fair value	$-	$68,091,394	$10,149,918	$78,241,312

The Plan’s valuation methodology used to measure the fair values of participation units in the mutual funds, Company common stock and pooled separate accounts is based on quoted redemption value of the underlying investments on the last business day of the year.  The valuation techniques used to measure fair value of guaranteed investment contract were derived by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.  The participant loans are valued at amortized cost which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets

	Guaranteed
	Investment	Participants
	Contract	Loans
Balance as of December 31, 2007	$11,052,327	$1,809,616
Issuances, repayments and settlements, net	(2,842,796)	130,771
Balance as of December 31, 2008	$8,209,531	$1,940,387

NOTE 6 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.  In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 7 – PLAN MERGER AND TRANSFER OF PLAN ASSETS

In August 2005, the Company acquired Altec Lansing Technologies, Inc.  As a result, in January 2007, assets totaling $7,239,013 were transferred from the Altec Lansing 401(k) Plan to the Plan.

NOTE 8 – SUBSEQUENT EVENT

Effective March 31, 2009, participants will no longer be allowed to invest in the Plantronics Stock Fund (the “Fund”), which is largely composed of Plantronics, Inc. common stock, purchased on the open market and assigns units of participation to those participants with account balances in the Fund.

Supplemental Schedule

PLANTRONICS, INC.			EIN: 77-0207692
401(k) PLAN			PLAN #002

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008
		(c)
	(b)	Description of investment including	(e)
	Identity of issue, borrower,	maturity date, rate of interest,	Current
(a)	lessor or similar party	collateral, par or maturity value	value

	Massachusetts Mutual Life Insurance Company:
*	SF Guaranteed Fund	Guaranteed Investment Contract	$8,678,885
*	Babson Capital Premier Money Market Fund	Pooled Separate Account	16,948,386
*	PIMCO Total Return Fund	Pooled Separate Account	8,201,848
*	Fidelity Contrafund	Pooled Separate Account	5,829,798
*	Select Indexed Equity Fund	Pooled Separate Account	5,809,366
*	OFI Premier Global	Pooled Separate Account	3,897,582
*	American Funds Growth Fund of America (R4)	Pooled Separate Account	3,547,213
*	AllianceBernstein International Growth Fund	Pooled Separate Account	2,432,491
*	Select Mid Cap Growth II Fund	Pooled Separate Account	1,970,844
*	Pioneer Cullen Value Fund	Pooled Separate Account	1,262,050
*	Money Market Holding Account	Pooled Separate Account	127,471
			58,705,934
	Mutual Funds:
	Davis New York Venture Fund	Mutual Fund	3,985,825
	Fidelity Puritan Fund	Mutual Fund	3,512,478
	Jennison Small Company Fund	Mutual Fund	2,118,632
	Columbia Mid Cap Value Fund	Mutual Fund	1,695,189
	Allianz NFJ Small Cap Value Fund	Mutual Fund	1,557,686
	Virtus Real Estate Securities Fund	Mutual Fund	962,496
			13,832,306

*	Plantronics, Inc. Common Stock	320,609 shares	4,232,039

*	Participant Loans	Interest rates ranging from 4.25% to 11.5%	1,940,387

		Total investments	$78,710,666
*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plantronics, Inc. 401(k) Plan

Date:  June 26, 2009                                                                                     By: /s/ Julie Murphy

                                                                                                Julie Murphy
Vice President, Human Resources
Plantronics, Inc. on behalf of the
Plan Administrator of the
Plantronics, Inc. 401(k) Plan

EXHIBIT INDEX

Exhibit Number                               Description

23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Registered Public Accounting Firm